UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

INVESTNET, INC
(Exact Name of Registrant as Specified in Its Charter)

Nevada (State or other Jurisdiction of Incorporation)	000-33097 (Commission File Number)	87-0650263 (I.R.S. Employer Identification No.)

No. 99 Taibei Road
Limin Economy and Technology Developing District
Harbin, P.R.C.
Zip Code: 150025
(Address of Principal Executive Offices)(Zip Code)

Registrant's telephone number, including area code 86-451-57351189-126

Approximate Date of Mailing: July 8, 2005

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

        This information statement (the "Information Statement") is being furnished to all holders of record at the close of business on July 1, 2005, of shares of Common Stock, $.001 ("Common Stock") of Investnet, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and immediately after the closing of the Transactions (as that term is defined below), the Company had 200,000,000 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

        This Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is being circulated to the shareholders of the Company in connection with three transactions occurring on June 3, 2005: (a) one transaction which involved the issuance of a majority of the Common Stock of the Company in connection with the acquisition of the Company; (b) immediately thereafter, a sale by the Company of shares of its Common Stock and (c) immediately following the completion of the transactions in (a) and (b) above, the sale by the Company of its two wholly owned subsidiaries. The Company is a reporting company pursuant to the Exchange Act.

THE TRANSACTIONS

        Pursuant to the terms of the Agreement and Plan of Reorganization ("Reorganization Agreement") between the Company, China Kangtai Cactus Bio-Tech Company Limited, a British Virgin Islands corporation ("Kangtai") and AGrade Ltd., a British Virgin Islands corporation and principal shareholder of the Company ("AGrade") dated May 13, 2005, the initial closing under the Reorganization Agreement (the "Initial Closing") occurred on June 3, 2005. At the Initial Closing, the Company exchanged 110,130,615 of authorized but unissued shares of its Common Stock in exchange for 12% of the issued and outstanding common stock of Kangtai (the "Acquisition").

        Immediately following the Initial Closing, on June 3, 2005, the transactions contemplated by the Stock Purchase Agreement dated May 13, 2005 ("Stock Purchase Agreement") between the Company, Kangtai or its designee(s) and AGrade closed and pursuant to that closing, the Company sold 30,000,000 of its authorized but unissued shares of Common Stock for $300,000.00 (the "Sale") to Kangtai or its designee(s).

        As a result of the Acquisition and the Sale, the 110,130,615 shares of the Company's Common Stock exchanged in the Acquisition and the 30,000,000 shares of the Company's Common Stock issued in the Sale, combined in the aggregate, represent approximately 70.07% of the total outstanding stock of the Company. No part of the consideration used in the Acquisition and Sale to acquire control of the Company was from a loan. Further, Kangtai or its designees were issued a promissory note ("Promissory Note") for $8,070,000 due on October 28, 2005 which is convertible, at the option of the holder(s) at any time, provided there are enough shares available and after a one for seventy (1:70) reverse stock split of the Company's Common Stock, into 14,248,395 shares of the Company's Common Stock, which will represent, post such reverse split, approximately 83.3% of the Company's Common Stock.

        Immediately following the Acquisition and the Sale, on June 3, 2005, the transactions contemplated in the Agreement for Sale of Ownership, dated May 13, 2005, by and between the Company and V-Capital Limited, a Republic of Mauritius corporation ("V-Capital") closed, pursuant to which the Company sold all of its outstanding shares of stock of Champion Agents Limited (which wholly owns DSI Computer Technology Company Limited) and of Interchance Limited, the Company's subsidiaries, to V-Capital for the consideration of V-Capital assuming all debts and liabilities of these subsidiaries.

        The Acquisition and the Sale described in the paragraphs above are referred to herein as the "Transactions." The Transactions were approved by the Company's Board of Directors.

CHANGES IN MAJORITY OF DIRECTORS AND EXECUTIVE OFFICERS

        As part of the Transactions, following the conclusion of the 10-day period after filing this Information Statement and mailing it on approximately July 8, 2005 to all shareholders of the Company of record on July 1, 2005 as required by Exchange Act Commission Rule 14f-1, the following changes to the Company's Board of Directors will occur and certain changes to the Company's executive officers have occured:

        Effective June 3, 2005, Norman Koo resigned as a director, Chief Executive Officer and President of the Company; Terence Ho resigned as a director, Chief Financial Officer, and Treasurer of the Company; Johnny Lu resigned as a director of the Company; Mantin Lu resigned as a director of the Company. Additionally, Ms. Vivian Szeto resigned as Secretary and director of the Company provided, however, her resignation as a director will not take effect until the fulfillment of the filing and mailing requirements, including the 10-day waiting period, of this Information Statement pursuant to the rules of the Exchange Act, and thus she will serve as the sole director of the Company until such filing and mailing requirements are fulfilled.

        The Board of Directors, in contemplation of the aforementioned resignations, on June 3, 2004, appointed in accordance with Section 3.04 of the Company's Bylaws, Jinjiang Wang, Chengzhi Wang, Hong Bu, Jiping Wang and Song Yang as members of the Company's Board of Directors, subject to fulfillment of the filing and mailing requirements, including the 10-day waiting period, of this Information Statement pursuant to the rules of the Exchange Act.

        Also, the Board of Directors appointed, on June 3, 2005, to serve until the first annual meeting of the Board of Directors or until his or her earlier death, resignation or removal, the following officers to become effective immediately: Jinjiang Wang as President; Chengzhi Wang as General Manager; Hong Bu as Chief Financial Officer and Treasurer; Fengxi Lang as Secretary; Changfu Wang as Vice General Manager; Zhimin Zhan as Vice General Manager; and Lixian Zhou as Assistant General Manager.

        Kangtai was incorporated in the British Virgin Islands on November 26, 2004. Kangtai operates through its wholly owned subsidiary, Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd ("Kangda") which it acquired in November 2004. Kangda was formed under the laws of the People's Republic of China ("P.R.C.") a joint stock liability corporation, which is analogous to a limited liability company in the United States, on December 30, 1998 but changed its structure from a joint stock liability corporation to a wholly owned foreign enterprise under the laws of the P.R.C. in March 2005 due to being acquired by Kangtai. Kangda is in the business of selling and producing cactus and its ramification products in the Asia.

        The closing date for the Transactions was June 3, 2005.

INFORMATION REGARDING THE COMPANY

        Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transactions and the fulfillment of the filing and mailing requirements, including the 10-day waiting period, of this Schedule 14f-1 pursuant to the rules of the Exchange Act. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

EXECUTIVE COMPENSATION

        The following table sets forth certain information as to the Company's chief executive officer and the only other employee to receive compensation in excess of $100,000 for our fiscal years ended

December 31, 2004, 2003 and 2002. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

Name Position	Year		Salary($)	Bonus($)	Annual Compensation($)	Other Annual Compensation($)	All Other Name and Principal Compensation($)
Norman Koo, Chief Executive Officer and Director	2004 2003 2002		0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Terence Ho, Chief Financial Officer and Director	2004 2003 2003 2002	* *	19,388 26,210 36,922 0	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0
Ruairidh Campell**, Chief Executive Officer, Chief Financial Officer and Director	2004 2003 2002		0 12,000 0	0 0 0	0 0 0	0 0 0	0 0 0

*
Nine-month period ended December 31, 2003 and twelve-month period ended December 31, 2003.

**
Ruairidh Campell resigned as an officer of the Company on December 15, 2003 and as a director on March 2, 2004.

        COMPENSATION OF DIRECTORS.    Our directors are not paid cash compensation nor are they are paid in Common Stock for attendance at meetings of the Board of Directors.

        THE 2004 BENEFIT PLAN OF INVESTNET, INC.    As part of the Transactions, the Company terminated the 2004 Benefit Plan of InvestNet, Inc. (the "Plan") which was adopted on May 24, 2004. Pursuant to the Plan, the Company was able to issue, or grant options to acquire up to 5,000,000 shares of the Company's Common Stock from time to time to employees of the Company or its subsidiaries or other individuals, including consultants or advisors who rendered services to the Company. During fiscal year 2004, the Company issued 4,823,375 shares of Common Stock pursuant to the Plan for the settlement of expenses, the acquisition of Champion Agents Limited for 4,615,385 shares and to individuals, including consultants or advisors who rendered services to the Company.

        STOCK OPTION GRANTS.    There are currently no stock option grants outstanding.

        EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES.    No share purchase options were exercised by the Company's officers, directors, and employees during the fiscal year ended December 31, 2004.

        OUTSTANDING STOCK OPTIONS.    The Company currently has no stock option plan in place, nor has the Company granted any stock options or have any outstanding stock options. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

        The following table sets forth certain information known to the Company, regarding the beneficial ownership of the Common Stock, as of June 2, 2005 (prior to the Transactions), by (a) each beneficial owner of more than five percent of the Common Stock, (b) each of the Company's directors, and (c) all of the Company's directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name and Address of Owner	Amount and Nature of Ownership	Percent of Class
Common Stock	Terence Ho Unit 3302, 33/F, Lippo Centre, Tower 2, 89 Queensway, Admiralty, Hong Kong, China	17,936,094* Beneficial	40.89%
Common Stock	Norman Koo 28/F Soundwell Plaza, 38 Russell Street, Causeway Bay, Hong Kong, China	1,872,965** Direct Beneficial	4.3%
Common Stock	Johnny Lu Unit 3302, 33/F, Lippo Centre, Tower 2, 89 Queensway, Admiralty, Hong Kong, China	0	0
Common Stock	Mantin Lu Unit 3302, 33/F, Lippo Centre, Tower 2, 89 Queensway, Admiralty, Hong Kong, China	0	0
Common Stock	Vivian Szeto Unit 3302, 33/F, Lippo Centre, Tower 2, 89 Queensway, Admiralty, Hong Kong, China	0	0
Common Stock	AGrade Ltd. P.O. Box Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands	17,936,094 Direct	40.89%
Common Stock	All Executive Officers and Directors as a Group	19,809,059	45.15%

*
Terence Ho was the Company's Chief Financial Officer, a director and Chairman of the Board of Directors from December 15, 2003 to June 3, 2005. Mr. Ho is also the sole shareholder of AGrade Ltd.

**
Norman Koo was the Company's Chief Executive Officer and a director until June 3, 2005. Mr. Koo owns 107,617 shares of the Company directly and 1,765,348 shares of the Company indirectly through Advance Tech Asset Management Limited ("ATAML"). Mr. Koo is the sole shareholder of ATAML.

        The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which the person has the right to acquire within 60 days, such as convertible notes, warrants or options to purchase shares of Common Stock.

        The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock, as of June 4, 2005 (following the Transactions), by (a) each beneficial owner of more than five percent of the Company's Common Stock, (b) each of the Company's directors after conclusion of the 10-day period of this Information Statement, and (c) all of the Company's directors after conclusion of the 10-day period of this Information Statement and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

Title of Class	Name and Address of Owner	Amount and Nature of Ownership	Percent of Class(1)
Common Stock	Jinjiang Wang The 4th Group, 21th Residents' Committee Xinhua Street, Boli Town, Boli County Heilongjiang Province P.R.C.	41,562,737(2) Direct	20.78%
Common Stock	Chengzhi Wang No. 98 Xiangshun Street Xiangfang Dist. Harbin P.R.C.	33,701,421 Direct	16.85%
Common Stock	Hong Bu Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	6,516,073 Direct	3.26%
Common Stock	Jiping Wang Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	6,067,655 Direct	3.03%
Common Stock	Song Yang Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	6,291,864 Direct	3.15%
Common Stock	Fengxi Lang Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	0	0
Common Stock	Changfu Wang Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	0	0

Common Stock	Zhimin Zhan Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	0	0
Common Stock	Lixian Zhou Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd No. 99 Taibei Road Limin Economy and Technology Developing District Harbin P.R.C.	0	0
Common Stock	Vivian Szeto Unit 3302, 33/F, Lippo Centre, Tower 2, 89 Queensway, Admiralty, Hong Kong P.R.C.	0	0
Common Stock	All Executive Officers and Directors as a Group	94,139,750	47.07%

(1)
Percentage is based on 200,000,000 shares of Common Stock outstanding as of June 4, 2005. While the Company has issued a convertible note which may convert into 14,248,395 (post a one for seventy reverse split) shares of the Company's Common Stock, this has not been included in the table because such conversion cannot occur prior to the stock split.

(2)
Jinjiang Wang has been the President of the Company since June 3, 2005. He has been and is the President of Kangda since 2000. Jinjiang Wang acquired 11,562,737 shares of the Company pursuant to the Reorganization Agreement on June 3, 2005 and 30,000,000 shares of the Company as Kangtai's sole designee pursuant to the Stock Purchase Agreement on June 3, 2005.

        Beneficial ownership is determined in accordance with the rules of the Commission, and generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the grant are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS

        The Company anticipates that, after the closing of the Transactions, there will be certain changes in the composition of its Board of Directors. Please also see "Introduction—Changes in Majority of Directors and Executive Officers," above. The new directors will serve as directors through the current term until they are re-elected or new directors are elected pursuant to the Company's certificate of incorporation, by-laws and applicable law.

        The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY AS OF JUNE 2, 2005:

Name	Age	Position
Norman Koo	45	CEO, President, Director
Terence Ho	44	Chief Financial Officer, Treasurer, Director, Chairman of the Board
Vivian Szeto	30	Secretary and Director
Mantin Lu	28	Director
Johnny Lu	36	Director

PROPOSED MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY AFTER CONCLUSION OF THE 10-DAY PERIOD REQUIRED BY RULE 14F-1 AND THEIR CURRENT OFFICES OF THE COMPANY:

Name	Age	Position
Jinjiang Wang	56	Director and President
Chengzhi Wang	35	Director and General Manager
Hong Bu	33	Director, Chief Financial Officer and Treasurer
Jiping Wang	44	Director
Song Yang	31	Director

JINJIANG WANG—PROPOSED DIRECTOR

        Jinjiang Wang, age 56, is and has been a director, President and Chairman of the Board of Kangda since 2000. Mr. Wang was born in the Heilongjiang Province of the P.R.C. He graduated from Northeast Agricultural University with a degree in Agriculture & Forest Engineering. Mr. Wang has over 20 years of experience in management, production development and sales. He is a founder of Kangda and a pioneer of the now established edible cactus trade of China.

CHENGZHI WANG—PROPOSED DIRECTOR

        Chengzhi Wang, age 35, is and has been a director and General Manager of Kangda since 2000. Mr. Wang was born in Heilongjiang Province of the P.R.C. Mr. Wang graduated from Architectonics Department of Harbin Institute of Technology with an engineer degree. Mr. Wang has over five years experience in management, production and sales. Mr. Wang is a founder of Kangda and a pioneer in the edible cactus trade of the P.R.C.

HONG BU—PROPOSED DIRECTOR

        Hong Bu, age 33, is and has been a director of Kangda since 2000. Ms. Bu was born in Harbin, P.R.C. Ms. Bu graduated with a degree in Finance from the Finance and Economics Institute of Harbin. She is a CPA (certified public accountant). Ms. Bu has over five years of experience as Kangda's senior accountant. Ms. Bu was a founder of Kangda and a pioneer in the edible cactus trade of the P.R.C.

JIPING WANG—PROPOSED DIRECTOR

        Jiping Wang, age 44, is and has been a director of Kangda since 2000 and is an employee of the Flood Control Headquarter of Heilongjiang province, P.R.C. Ms. Wang was born in Heilongjiang Province, P.R.C. Ms. Wang graduated from the Economic Managerial Cadre's Institute of Harbin.

Ms. Wang has over 15 years of experience in the Government Administrative Department. Ms. Wang was a founder of Kangda and a pioneer in the edible cactus trade of the P.R.C.

SONG YANG—PROPOSED DIRECTOR

        Song Yang, age 31, is and has been a director of Kangda since 2000 and an employee of China Union Security Co; Ltd, a joint stock liability corporation established under the laws of the P.R.C. Ms. Yang was born in Harbin, P.R.C. and she graduated from the Law Department of Heilongjiang University. Ms. Yang has over 5 years of experience in the Chinese Securities Trade. Ms. Yang is a founder of Kangda and a pioneer of the edible cactus trade of the P.R.C.

        COMMITTEES.    The Company had established an audit committee. The audit committee was comprised of Terence Ho and Norman Koo. The audit committee had yet to adopt a definitive charter though it typically reviewed, acted on and reported to the Board of Directors with respect to various auditing and accounting matters. Such audit committee has been terminated as a result of the resignations of Terence Ho and Norman Koo. The Company does not have a nominating or compensation committee. The Board of Directors in its entirety nominates candidates to stand for election to the Board of Directors. None of the current members of the Company's Board of Directors qualify as independent directors.

        MEETINGS OF THE BOARD OF DIRECTORS.    The Board of Directors held no formal meetings in 2003, however passed various actions by unanimous written consent pursuant to Nevada law. The Board of Directors held one formal meeting in 2004 and all other actions in 2004 needing Board approval were passed by unanimous written consent pursuant to Nevada law.

        FAMILY RELATIONSHIPS.    Jinjiang Wang is the father of Chengzhi Wang. Hong Bu is the wife of Chengzhi Wang. There are no other family relationships between the officers and directors of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2004, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met, except that Chengzhi Wang's initial Form 3 that was filed on June 14, 2005 was filed one day late due to an administrative error.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except with respect to the Transactions, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors is indebted to the Company.

LEGAL PROCEEDINGS

        The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized this 30th day of June, 2005.

By:	/s/ JINJIANG WANG Jinjiang Wang
Its:	President